FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period 1 March to 2 April 2003

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant's name into English)

25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY

FORM 6-K: TABLE OF CONTENTS

99.1	Notification of Interests of Directors and Connected Persons – R J Stack, 4 March 2003

99.2	Result of Extraordinary General Meeting held on 5 March 2003

99.3	Notification of Interests of Directors and Connected Persons – H T Stitzer, 6 March 2003

99.4	Notification of Major Interests in Shares, 19 March 2003

99.5	Notification of Interests of Directors and Connected Persons – D J Kappler, 27 March 2003

99.6	Notification of Interests of Directors and Connected Persons – R J Stack, 27 March 2003

99.7	Notification of Interests of Directors and Connected Persons – H T Stitzer, 27 March 2003

99.8	Notification of Interests of Directors and Connected Persons – J M Sunderland, 27 March 2003

99.9	Notification of Interests of Directors and Connected Persons – W C G Berndt, 28 March 2003

99.10	Completion of Adams Acquisition

99.11	Cadbury Schweppes Annual Review and Summary Financial Statement 2002

99.12	Cadbury Schweppes Report & Accounts and Form 20-F 2002

99.13	Cadbury Schweppes plc Notice of Annual General Meeting 2003

99.14	Cadbury Schweppes plc 2003 Form of Proxy

FORM 6-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Cadbury Schweppes Public Limited Company

(Registrant)

By:	/s/ J M Mills
Signed:	J M Mills
Head of Secretariat

Dated:	2 April 2003